The Phoenix Edge Series

Financial Investors Variable Insurance Trust

November 19, 2010

November 19, 2010

The Phoenix Edge Series

155 Federal Street

Boston, MA 02110

Financial Investors Variable Insurance Trust

1290 Broadway, Suite 1100

Denver, Colorado  80203

Ladies and Gentlemen:

You have requested our opinion concerning the U.S. federal income tax consequences of transactions contemplated in the Agreement and Plan of Reorganization dated as of November 12, 2010 (the “Reorganization Agreement”) entered into by Financial Investors Variable Insurance Trust, a Delaware trust (the “Acquiring Trust”), on behalf of Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (the “Acquiring Fund”), a separate series of the Acquiring Trust, and The Phoenix Edge Series, a Massachusetts business trust (the “Selling Trust”), on behalf of Phoenix Dynamic Asset Allocation Series: Aggressive Growth (the “Acquired Fund”).  This opinion as to certain U.S. federal income tax consequences of the Reorganization, hereinafter referred to, is furnished to you pursuant to Section 9.5 of the Reorganization Agreement, and unless otherwise indicated, capitalized terms shall have the meanings given them in the Reorganization Agreement.

Pursuant to the Reorganization Agreement, Acquired Fund will transfer all of its assets to Acquiring Fund solely in exchange for (i) the assumption of Acquired Fund’s liabilities, and (ii) the issuance by Acquiring Fund to Acquired Fund of full and fractional shares of beneficial interest of Acquiring Fund (“Acquiring Fund Shares”).  As soon as possible thereafter, but no later than six (6) months after the Effective Time, hereinafter referred to, Acquired Fund will distribute such Acquiring Fund Shares to the holders of shares of beneficial interest of Acquired Fund (“Acquired Fund Shares”) in complete liquidation of Acquired Fund.  The foregoing steps shall be referred to collectively as the “Reorganization.”

The opinions expressed herein are based solely upon current law, including the Internal Revenue Code of 1986, as amended (“IRC”), applicable Treasury Regulations, current positions of the Internal Revenue Service, and existing judicial decisions.

In rendering this opinion, we have reviewed the Reorganization Agreement, the Registration Statement on the Form N-14 filed by the Acquiring Trust on behalf of Acquired Fund with the Securities and Exchange Commission on October 5, 2010, in connection with the Reorganization (the “Registration Statement”), and such other materials as we have deemed relevant.  In addition, with your consent we have relied upon representations provided to us by Acquired Fund and Acquiring Fund in connection with our preparation of this opinion (collectively, the “Representation Letters”).

Our opinion is based, in part, on the assumption that the Reorganization will occur in accordance with the terms of the Reorganization Agreement and the facts and representations referred to in this letter, and that such facts and representations, as well as the facts and representations set forth in the Reorganization Agreement and the Representation Letters, are accurate as of the date hereof and will be accurate on the effective date and at the time of the Reorganization (the “Effective Time”).  In addition, we have assumed that any statement and representation made in the Representation Letters “to the best knowledge of” any person or entity is and will be true without such qualification.  You have not requested that we undertake, and we have not undertaken, any independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

Based upon the facts, assumptions and representations set forth or referred to herein, it is our opinion that for U.S. federal income tax purposes:

(1)

The transfer by Acquired Fund of all or substantially all of its assets in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all of Acquired Fund’s liabilities and the subsequent liquidation of Acquired Fund pursuant to the Reorganization Agreement will constitute a “reorganization” within the meaning of IRC § 368(a), and Acquiring Fund and Acquired Fund will each be a “party to the reorganization” within the meaning of IRC § 368(b).

(2)

Under IRC § 1032, Acquiring Fund will not recognize any gain or loss upon the receipt of all of Acquired Fund’s assets solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Acquired Fund.

(3)

Under IRC §§ 361 and 357(a), Acquired Fund will recognize no gain or loss upon the transfer of all its assets to Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Acquired Fund or upon the distribution of Acquiring Fund Shares to Acquired Fund’s shareholders solely in exchange for such shareholders’ shares of Acquired Fund in complete liquidation of Acquired Fund pursuant to the Reorganization Agreement.

(4)

Under IRC § 354, Acquired Fund’s shareholders will recognize no gain or loss upon the exchange, pursuant to the Reorganization Agreement, of all their Acquired Fund Shares solely for Acquiring Fund Shares.

(5)

Under IRC §§ 362(b) and 1223(2), Acquiring Fund’s tax basis and holding period in the assets received from Acquired Fund in the Reorganization will be the same as the adjusted tax basis and will include the holding period, respectively, of such assets in the hands of Acquired Fund immediately prior to the Reorganization.

(6)

Under IRC § 358(a)(1), the aggregate tax basis of Acquiring Fund Shares received by each shareholder of Acquired Fund in the Reorganization will be the same as the aggregate tax basis of Acquired Fund Shares exchanged therefor by such shareholder.

(7)

Under IRC § 1223(1), each former Acquired Fund shareholder’s holding period with respect to any Acquiring Fund Share received in the Reorganization will include the shareholder’s holding period with respect to the Acquired Fund Shares exchanged therefor, provided that such shareholder held such Acquired Fund Shares as a capital asset at the Effective Time of the Reorganization.

(8)

Acquiring Fund will take into account the items of Acquired Fund described under IRC § 381(c), subject to the conditions and limitations specified in IRC §§ 381, 382, 383, and 384 and the Treasury Regulations thereunder.

We express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under U.S. federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) as a result of the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction.

Facts

Our opinion is based upon the facts, representations and assumptions set forth or referred to above and the following facts and assumptions, any alteration of which could adversely affect our conclusions.

The Selling Trust and the Acquiring Trust have each been registered and operated, since they commenced operations, as open-end management investment companies under the Investment Company Act of 1940, as amended.  The Selling Trust and the Acquiring Trust are each corporations for U.S. federal income tax purposes.  The Acquired Fund is a separate series of the Selling Trust that is treated for U.S. federal income tax purposes as a separate corporation pursuant to IRC § 851(g).  The Acquired Fund has elected to be taxed as a regulated investment company under IRC § 851 for all its taxable years, including without limitation the taxable year

The Phoenix Edge Series

Financial Investors Variable Insurance Trust

November 19, 2010

in which the Reorganization will occur, and has qualified and will qualify for the tax treatment afforded regulated investment companies under the IRC for each of its taxable years, including without limitation the taxable year in which the Reorganization will occur.  The Acquired Fund has been adequately diversified under IRC § 817(h) and the Treasury Regulations promulgated thereunder for all its taxable years, including without limitation the taxable year in which the Reorganization will occur.  The Acquiring Fund is a separate series of the Acquiring Trust that is treated for U.S. federal income tax purposes as a separate corporation pursuant to IRC § 851(g).  The Acquiring Fund has elected, and will elect, to be taxed as a regulated investment company under IRC § 851 for all its taxable years, including without limitation the taxable year in which the Reorganization will occur, and has qualified and will qualify for the tax treatment afforded regulated investment companies under the IRC for all its taxable years, including without limitation the taxable year in which the Reorganization will occur.  The Acquiring Fund has been adequately diversified under IRC § 817(h) and the Treasury Regulations promulgated thereunder for all its taxable years, including without limitation the taxable year in which the Reorganization will occur.

Upon satisfaction of certain terms and conditions set forth in the Reorganization Agreement at or before the Effective Time, the Acquiring Fund will acquire all the assets of the Acquired Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund.  As soon as possible thereafter, the Acquired Fund will distribute pro rata, by class, to its shareholders of record all the Acquiring Fund Shares so received in complete liquidation of the Acquired Fund and the Acquired Fund will be dissolved under state law which transactions shall occur no later than six (6) months after the Effective Time.  The assets of the Acquired Fund to be acquired by the Acquiring Fund consist of all property, including without limitation all cash, securities, interests in dividends or interest receivables, owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund as of the Effective Time.  Immediately prior to the Reorganization, neither the Acquiring Fund nor any person related to the Acquiring Fund (as defined in Treasury Regulation Section 1.368-1(e)(4)) will have acquired, directly or through any transaction, agreement or arrangement with any other person, Acquired Fund Shares with any consideration other than Acquiring Fund Shares.

The purpose and effect of the Reorganization is to merge Acquired Fund into Acquiring Fund.  The Acquiring Fund will continue the historic open-end investment company business of the Acquired Fund in a substantially unchanged manner.  The Acquiring Fund’s investment objectives will be substantially identical to the investment objectives of the Acquiring Fund (other than certain changes that are motivated by reasons unrelated to, and independent of, the Reorganization) prior to the Reorganization.  At least thirty-four (34%) of the Acquired Fund’s historic assets acquired by Acquiring Fund (i) will be used by Acquiring Fund in its business, except that portion of such assets that are sold or otherwise disposed of in the ordinary course of Acquiring Fund’s business as an open-end investment company, and any such proceeds of such dispositions will be invested in accordance with Acquiring Fund’s investment objectives and policies; and (ii) will meet the investment objectives and policies of the Acquiring Fund as in effect at the Effective Time.  For purposes of determining compliance with the thirty-four (34%) threshold, Acquired Fund’s historic assets will consist of all Acquired Fund’s portfolio assets held before any realignment of the Acquired Fund’s portfolio, or other disposition or acquisition of assets, in connection with the Reorganization.  Acquiring Fund has no plan or intention to modify or change its investment objectives or policies prior to or following the Effective Time other than changes which are not contemplated at or before the Effective Time but may be made in the future in the ordinary course of the Acquiring Fund’s business as an open-end investment company.

In approving the Reorganization, the Boards of Trustees of the Acquiring Trust and the Selling Trust (the “Boards”) each determined that the Reorganization Agreement and the transactions contemplated thereunder are in the best interests of its respective fund and that the interests of the shareholders of its respective fund will not be diluted as a result of the Reorganization.  In making these determinations, the Boards anticipated that the portfolio management would have better efficiencies, as a result of the Reorganization.

Conclusion

Based on the foregoing, it is our opinion that the transfer of all the assets of the Acquired Fund to the Acquiring Fund, pursuant to the Reorganization Agreement, solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund followed by the complete liquidation and dissolution of the Acquired Fund, as set forth above, will qualify as a reorganization under IRC § 368(a).

The opinions set forth above with respect to (i) the nonrecognition of gain or loss to the Acquired Fund and the Acquiring Fund, (ii) the basis and holding period of the assets received by the Acquiring Fund, (iii) the nonrecognition of gain or loss to the Acquired Fund’s shareholders upon the receipt of the Acquiring Fund Shares, (iv) the basis and holding period of the Acquiring Fund Shares received by the Acquired Fund’s shareholders, and (v) the carryover to the Acquiring Fund of the U.S. federal income tax attributes of the Acquired Fund described under IRC § 381(c) follow as a matter of law from the opinion that the transfers under the Reorganization Agreement will qualify as a reorganization under IRC § 368(a).

Our opinion is limited to those U.S. federal income tax issues specifically considered herein, is addressed to and is only for the benefit of the Acquired Fund and the Acquiring Fund, and may not be relied upon or cited by any other person or entity.  We do not express any opinion as to any other U.S. federal tax issues, or any state, local or foreign tax law issues, arising from or related to the transactions contemplated by the Reorganization Agreement or otherwise.  Although the discussion herein is based upon our interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

The Phoenix Edge Series

Financial Investors Variable Insurance Trust

November 19, 2010

We hereby consent to the filing of a form of this opinion as an exhibit to the Registration Statement and to the use of our name and to any reference to our firm in the Registration Statement.  In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Davis Graham & Stubbs LLP

DAVIS GRAHAM & STUBBS LLP